UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On January 21, 2025, Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) issued a press release titled “Jeffs’ Brands Provides Update Regarding Potential Acquisition of its U.S. Subsidiary, for an Approximate Valuation of USD $11.8 million to a Canadian Public Company” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The Company hereby updates that the non-binding letter of intent entered into with Voice Assist, Inc., previously announced on October 30, 2024 by Jeffs’ Brands, has been terminated by the Company in accordance with its terms, as no definitive agreement with respect to such transaction was executed within 45 days of the date thereof (October 29, 2024) and the Company does not intend to proceed with such execution.

This Form of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848 and File No. 333-283904) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated January 21, 2025, titled “Jeffs’ Brands Provides Update Regarding Potential Acquisition of its U.S. Subsidiary, for an Approximate Valuation of USD $11.8 million to a Canadian Public Company”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 21, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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